UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MediaCo Holding Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

58450D104
(CUSIP Number)

Scott Kapnick HPS Group GP, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 (212) 287-6767
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58450D104	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON Scott Kapnick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,300,650 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,300,650 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,300,650 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4% (2)
14	TYPE OF REPORTING PERSON IN

(1) Represents 9,300,650 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of MediaCo Holding Inc. (the “Company”) issuable upon the exercise of the Class A Common Stock Purchase Warrant (the “Warrant”) issued by the Company to SLF LBI Aggregator, LLC (“Aggregator”) on April 17, 2024.

(2) Based on (i) 41,323,741 shares of Class A Common Stock that were issued and outstanding, as reported in Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 17, 2024 and (ii) 9,300,650 shares of Class A Common Stock issuable upon exercise of the Warrant.

CUSIP No. 58450D104	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON HPS Group GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,300,650 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,300,650 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,300,650 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4% (2)
14	TYPE OF REPORTING PERSON OO

(1) Represents 9,300,650 shares of Class A Common Stock issuable upon exercise of the Warrant issued by the Company to Aggregator on April 17, 2024.

(2) Based on (i) 41,323,741 shares of Class A Common Stock that were issued and outstanding, as reported in Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on April 17, 2024 and (ii) 9,300,650 shares of Class A Common Stock issuable upon exercise of the Warrant.

CUSIP No. 58450D104	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON SLF LBI Aggregator, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,300,650 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,300,650 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,300,650 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4% (2)
14	TYPE OF REPORTING PERSON OO

(1) Represents 9,300,650 shares of Class A Common Stock issuable upon exercise of the Warrant issued by the Company to Aggregator on April 17, 2024.

(2) Based on (i) 41,323,741 shares of Class A Common Stock that were issued and outstanding, as reported in Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on April 17, 2024 and (ii) 9,300,650 shares of Class A Common Stock issuable upon exercise of the Warrant.

CUSIP No. 58450D104	SCHEDULE 13D	Page 5 of 10

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A Common Stock Purchase Warrant (the “Warrant”) to purchase up to 28,206,152 shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of MediaCo Holding Inc. (the “Company”), an Indiana corporation. The address of the principal executive offices of the Company is 395 Hudson Street, Floor 7, New York, New York 10014.

Item 2. Identity and Background.

(a), (f) This Schedule 13D is being filed jointly by (i) Scott Kapnick, a United States citizen, (ii) HPS Group GP, LLC, a Delaware limited liability company (“HPS Group”) and (iii) SLF LBI Aggregator, LLC, a Delaware limited liability company (“Aggregator” and, together with Scott Kapnick and HPS Group, the “Reporting Persons”).

(b) The principal business address of each Reporting Person is 40 West 57th Street, 33rd Floor, New York, New York 10019.

(c) Scott Kapnick is chief executive officer of HPS Investment Partners, LLC, which is a registered investment adviser and is affiliated with HPS Group (collectively with HPS Group, “HPS”). The principal business of HPS and Aggregator is to engage in making investments in public and private companies through various strategies across the capital structuring including privately negotiated senior debt; privately negotiated junior capital solutions in debt, preferred and equity formats; liquid credit including syndicated leveraged loans, collateralized loan obligations and high yield bonds; asset-based finance and real estate.

(d), (e) During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On April 17, 2024, the Company and its wholly-owned subsidiary MediaCo Operations LLC, a Delaware limited liability company (“Purchaser”), entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Estrella Broadcasting, Inc. (“Estrella”), a Delaware corporation and subsidiary of Aggregator, and Aggregator, an affiliate of HPS Investment Partners, LLC, pursuant to which Purchaser purchased substantially all of the assets of Estrella and its subsidiaries (other than certain broadcast assets owned by Estrella and its subsidiaries (the “Estrella Broadcast Assets”)), and assumed substantially all of the liabilities of Estrella and its subsidiaries. As consideration in the transaction, Aggregator received the Warrant; $60.0 million of newly issued shares of Series B Preferred Stock of the Company; a $30 million second lien term loan; and approximately $30 million in cash for the repayment of certain indebtedness of Estrella and payment of certain Estrella transaction expenses.

CUSIP No. 58450D104	SCHEDULE 13D	Page 6 of 10

Item 4. Purpose of Transaction.

The Reporting Persons have acquired the Warrant for investment purposes. The Reporting Persons intend to review their holdings in the Company on a continuing basis and, depending upon the price and availability of the Company’s securities, subsequent developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations, investment considerations and/or other factors deemed relevant, may consider increasing or decreasing their investments in the Company.

Except as set forth in this Schedule 13D, none of the Reporting Persons have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives, (ii) the Company’s financial condition, business, operations, competitive position, prospects and/or share price, (iii) industry, economic and/or securities markets conditions, (iv) alternative investment opportunities and (v) other relevant factors.

Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (subject to any applicable restrictions under law or contracts by which it is bound) to at any time or from time to time (A) purchase or otherwise acquire additional shares of Class A Common Stock or other securities of the Company, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”), in the open market, in privately negotiated transactions or otherwise, (B) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (C) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, (D) pledge Company Securities to secure obligations of the Reporting Persons and/or (E) encourage (including, without limitation, through any designated or nominated member of the Company’s board of directors (the “Board of Directors”) and/or communications with directors, management and existing or prospective security holders, investors or lenders of the Company, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Company to consider or explore the following: (i) sales or acquisitions of assets or businesses or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers or as a source of financing), (ii) changes to the Company’s capitalization or dividend policy, (iii) changes to the present Board of Directors, including changes to the number or term of members of the Board of Directors or filling existing vacancies on the Board of Directors, (iv) changes to the Company’s by-laws and (v) other changes to the Company’s business or structure.

For avoidance of doubt, the Reporting Persons further reserve the right to act in concert with shareholders of the Company, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Company.

Item 5. Interest in Securities of the Issuer.

(a) Scott Kapnick is the sole member of HPS Group. HPS Group is the non-member manager of Aggregator.

The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Class A Common Stock are incorporated herein by reference.

CUSIP No. 58450D104	SCHEDULE 13D	Page 7 of 10

Each of the Reporting Persons disclaims beneficial ownership of the shares of Class A Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.

(b) See Item 5(a) above.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by any Reporting Person within the last 60 days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein. Estrella has the right to receive the shares of Class A Common Stock subject to the terms of the Option Agreement (as discussed in further detail below); however, such option is not exercisable until October 17, 2024.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Asset Purchase Agreement

The description of the Asset Purchase Agreement under Item 3 above is incorporated by reference herein.

Warrant

On April 17, 2024, in connection with the transactions contemplated by the Asset Purchase Agreement (the “Transactions”), the Company issued the Warrant, which provides for the purchase of up to 28,206,152 shares of Class A Common Stock (the “Warrant Shares”), subject to customary adjustments as set forth in the Warrant, at an exercise price per share of $0.00001. Subject to certain limitations, the Warrant also provides that the Warrant holder has the right to participate in distributions on Class A Common Stock on an as-exercised basis.  The Warrant further provides that in no event shall the aggregate number of Warrant Shares issuable to the Warrant holder upon exercise of the Warrant exceed 19.9% of the aggregate number of shares of common stock of the Company outstanding, or the voting power of such outstanding shares of common stock, on the business day immediately preceding the issue date for such Warrant Shares, calculated in accordance with the applicable rules of the Nasdaq Capital Market, unless and until the stockholder approval of the Proposal (as defined below).

Option Agreement

On April 17, 2024, in connection with the Transactions, the Company and Purchaser entered into an Option Agreement (the “Option Agreement”) with Estrella, a subsidiary of Aggregator, and certain subsidiaries of Estrella pursuant to which (i) Purchaser was granted the option to purchase 100% of the equity interests of certain subsidiaries of Estrella holding the Estrella Broadcast Assets (the “Option Subsidiaries Equity”) in exchange for 7,051,538 shares of Class A Common Stock, and (ii) Estrella was granted the right to put the Option Subsidiaries Equity to Purchaser for the same consideration beginning six months after the date of the closing of the Transactions (the “Closing Date”).

CUSIP No. 58450D104	SCHEDULE 13D	Page 8 of 10

Stockholders Agreement

On April 17, 2024, in connection with the Transactions, the Company entered into a stockholders’ agreement with SG Broadcasting LLC (“SG Broadcasting”) and Aggregator (the “Stockholders Agreement”). The Stockholders Agreement provides Aggregator (i) the right to designate up to three individuals for election to the Board of Directors, subject to reduction and termination based on certain stock ownership requirements of the Company (including that such designation right falls away upon Aggregator ceasing to beneficially own at least 10% of the fully diluted common stock of the Company for ten consecutive days), and (ii) certain consent rights over material actions taken by the Company. Under the Stockholder Agreement, (i) SG Broadcasting agreed, solely with the Company and not with any party to the Stockholders Agreement, to vote all shares of Company common stock, including Class A Common Stock, held by such party in favor of such designees and (ii) Aggregator agreed, solely with the Company and not with any party to the Stockholders Agreement, to vote all shares of Company common stock, including Class A Common Stock, beneficially owned by such party in favor of nominees nominated by the Company for election at such meeting and otherwise in accordance with the recommendation of the Board of Directors on any other proposal relating to the appointment, election or removal of directors.

Registration Rights Agreement

On April 17, 2024, in connection with the Transactions, the Company entered into a registration rights agreement with SG Broadcasting and Aggregator (the “Registration Rights Agreement”), pursuant to which the Company has granted each of SG Broadcasting and Aggregator customary underwritten shelf takedown and piggyback rights with respect to the registration of shares of Class A Common Stock with the SEC under the Securities Act of 1933, as amended (the “Securities Act”).  In addition, the Company has agreed to prepare and file within three months of the Closing Date a registration statement covering the sale or distribution of shares of Class A Common Stock held by SG Broadcasting and Aggregator.

Voting and Support Agreement

On April 17, 2024, in connection with the Transactions, SG Broadcasting, the holder of shares of Class A Common Stock and Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), representing a majority of the voting power of the shares of the Company, entered into a Voting and Support Agreement with the Company and Estrella (the “Voting and Support Agreement”), pursuant to which SG Broadcasting agreed to, among other things, and subject to the terms and conditions set forth therein, at any meeting of the Company stockholders, or at any adjournment or postponement thereof, vote in favor of a proposal to consider approval of the issuance of shares of Class A Common Stock upon exercise of the Warrant and the issuance of shares of Class A Common Stock pursuant to the Option Agreement (the “Proposal”) and against any action or proposal that would reasonably be expected to prevent or materially delay consummation of the Proposal. The Voting and Support Agreement also includes certain customary restrictions on SG Broadcasting’s ability to transfer its shares of Company stock. The Voting and Support Agreement will automatically terminate upon the date on which the Proposal is approved.

The foregoing descriptions of the Asset Purchase Agreement, Warrant, Option Agreement, Stockholders Agreement, Registration Rights Agreement and Voting and Support Agreement are only summaries, do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as Exhibits 2, 3, 4, 5, 6 and 7, respectively, and incorporated by reference herein.

CUSIP No. 58450D104	SCHEDULE 13D	Page 9 of 10

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
Exhibit 1:	Joint Filing Agreement

Exhibit 2:	Asset Purchase Agreement, dated as of April 17, 2024, among MediaCo Holding Inc., MediaCo Operations LLC, Estrella Broadcasting, Inc. and SLF LBI Aggregator, LLC (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on April 18, 2024)

Exhibit 3:	Class A Common Stock Purchase Warrant issued by MediaCo Holding Inc. to SLF LBI Aggregator, LLC, dated April 17, 2024 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on April 18, 2024)

Exhibit 4:	Option Agreement, dated as of April 17, 2024, among MediaCo Operations LLC, solely for purposes of Section 5(a), MediaCo Holding Inc., Estrella Broadcasting, Inc., Estrella Media, Inc. and the grantor parties thereto.

Exhibit 5:	Stockholders Agreement, dated as of April 17, 2024, among MediaCo Holding Inc., SLF LBI Aggregator, LLC and SG Broadcasting LLC

Exhibit 6:	Registration Rights Agreement, dated as of April 17, 2024, among MediaCo Holding Inc., SG Broadcasting LLC and SLF LBI Aggregator, LLC (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K filed with the SEC on April 18, 2024)

Exhibit 7:	Voting and Support Agreement, dated as of April 17, 2024, among Estrella Broadcasting, Inc., MediaCo Holding Inc. and SG Broadcasting LLC (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on April 18, 2024)

CUSIP No. 58450D104	SCHEDULE 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2024

/s/ Scott Kapnick
Scott Kapnick

HPS Group GP, LLC

By:	/s/ Scott Kapnick
Name: Scott Kapnick
Title: Sole Member

SLF LBI Aggregator, LLC
By: HPS Group GP, LLC, its non-member manager

By:	/s/ Scott Kapnick
Name: Scott Kapnick
Title: Sole Member

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: April 24, 2024

/s/ Scott Kapnick
Scott Kapnick

HPS Group GP, LLC

By:	/s/ Scott Kapnick
Name: Scott Kapnick
Title: Sole Member

SLF LBI Aggregator, LLC
By: HPS Group GP, LLC, its non-member manager

By:	/s/ Scott Kapnick
Name: Scott Kapnick
Title: Sole Member